

May 27, 2014

<u>Via E-mail</u>
Mark W. Hianik, Esq.
General Counsel
Veritiv Corporation (f/k/a xpedx Holding Company)
6400 Poplar Ave.
Memphis, TN 38197

> **Re:** **Veritiv Corporation (f/k/a xpedx Holding Company)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2014**
> **File No. 333-193950**

Dear Mr. Hianik:

We have reviewed your response letter dated May 12, 2014, as well as your amended registration statement, and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 12, 2014

Exhibits

1.   We note that you have filed the Transition Services Agreement and Tax Receivable Agreement as Exhibits 2.2 and 2.3, respectively. However, it appears that such agreements should be filed as material contracts under Item 601(b)(10) of Regulation S-K. Please re-file such agreements, and include the omitted schedules to the Transition Services Agreement.

Exhibits 8.1 and 8.2

2. We note that you have provided representations in your filing as to material tax consequences of the Distribution and the Merger. Please obtain and file revised tax opinions that opine on each such material tax consequence. Refer to Item 601(b)(8) of Regulation S-K. For example, you disclose on your prospectus cover page that you expect that the Distribution and the Merger will be tax-free to International Paper's shareholders for U.S. federal income tax purposes, except for gain or loss attributable to cash received in lieu of fractional shares in the Distribution. Similarly, we note your representations regarding the tax consequences of the Distribution and the Merger for International Paper Corporation and the registrant. However, the tax opinions filed as Exhibits 8.1 and 8.2 do not clearly opine on each such tax consequence.

3. Please advise whether you intend to file the referenced IRS private letter ruling as an exhibit.

4. Please ensure that the revised tax opinion filed as Exhibit 8.1 does not include any implication that investors are not entitled to rely on the opinion. In that regard, we note that counsel qualified its opinion by rendering it "solely for your benefit." For guidance, refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), at Section III.D.1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Peter J. Loughran, Esq.